Exhibit 4.c

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF OHIO

WESTERN DIVISION

IN RE BROADWING INC.	Civil Action No. C-1-02-795
SECURITIES LITIGATION	JUDGE WALTER H. RICE

STIPULATION AND AGREEMENT OF SETTLEMENT

Subject to the approval of the Court pursuant to Rule 23 of the Federal Rules of Civil Procedure, this Stipulation and Agreement of Settlement (the “Stipulation”) is entered into among Lead Plaintiffs Local 144 Nursing Home Pension Fund, Paul J. Brunner and Joseph Lask on behalf of themselves and the Class (as hereinafter defined) and defendants Cincinnati Bell Inc. (“Cincinnati Bell” (f/k/a Broadwing Inc. (“Broadwing”)) and Richard G. Ellenberger and Kevin W. Mooney (the “Individual Defendants”) (Cincinnati Bell, Broadwing, and the Individual Defendants are collectively referred to hereinafter as the “Defendants”), by and through their respective counsel.

WHEREAS:

A. Beginning on October 30, 2002, five class actions alleging violations of federal securities laws – Gallow v. Broadwing Inc., et al., Case No. C-1-02-795; Geradi v. Broadwing Inc., et al., Case No. C-1-02-825; Gilby, et al. v. Broadwing Inc., et al., Case No. C-1-02-830; Brunner, et al. v. Broadwing Inc., et al., Case No. C-1-02-905; and Denenberg Family Trust v. Broadwing Inc., et al., Case No. C-1-02-953 – were filed in this court and were subsequently consolidated under the caption above, and are hereinafter referred to as the “Action”;

B. The Consolidated Amended Class Action Complaint dated December 1, 2003 (the “Complaint”) filed in the Action generally alleges, among other things, that during the Class Period from January 17, 2001 to May 21, 2002, Defendants issued press releases, filed quarterly, annual and other reports with the SEC and made other public statements with respect to Broadwing’s financial condition that were materially false and misleading;

C. The Complaint further alleges that Lead Plaintiffs and other Class Members purchased or otherwise acquired publicly-traded securities of Broadwing during the Class Period at prices artificially inflated as a result of the Defendants’ dissemination of materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder;

D. On February 6, 2004, the Defendants moved to dismiss the Complaint. Lead Plaintiffs filed opposition papers on April 14, 2004. The Defendants filed their reply on June 1, 2004. By Decision and Entry dated September 24, 2004 (the “Decision”), the Court sustained in part and overruled in part the Defendants’ motion to dismiss. The Court’s Decision stayed all discovery pending issuance of an expanded opinion concerning which parts of Defendants’ motion to dismiss had been sustained or overruled. Prior to the issuance of the Court’s expanded opinion, Defendants filed a motion for leave to file supplemental authority to bring to the Court’s attention the Sixth Circuit’s decision concerning loss causation in D.E. & J. Ltd. Partnership v. Conaway, 133 F. App’x 994 (6th Cir. 2005). Plaintiffs opposed the motion. On August 3, 2005, the Court granted Defendants’ motion for leave to file supplemental authority. At the request of the parties, the Court has not issued an expanded opinion on Defendants’ motion to dismiss pending the parties’ mediation of this Action;

E. On April 9, 2003, a stockholder derivative lawsuit entitled Jack Garlich v. Lawrence J. Bouman, et al., Case No. A0302720 (the “Derivative Action”), was filed by Jack Garland (“Derivative Plaintiff”) against Cincinnati Bell (as a nominal defendant) and Lawrence J. Bouman, Carl Redfield, John M. Zrno, Karen M. Hoguet, Daniel J. Meyer, Phillip M. Cox,

David B. Sharrock, Mary D. Nelson, William A. Friedlander and J. Taylor Crandall, members of its Board of Directors (the “Individual Derivative Defendants”), in the Court of Common Pleas, Hamilton County, Ohio (the “Common Pleas Court”). The complaint in the Derivative Action alleges claims against the directors for (i) breach of their fiduciary duty; and (ii) contribution and indemnification based on the same facts as alleged in the Action. Counsel for Derivative Plaintiff is Climaco, Lefkowitz, Peca, Wilcox & Garofoli Co., L.P.A. (“Derivative Plaintiff’s Counsel”).

F. The Derivative Plaintiff and the Individual Derivative Defendants are contemporaneously entering into a separate stipulation (the “Derivative Stipulation”) pursuant to which the Derivative Action will be dismissed as against the Individual Derivative Defendants in exchange for adopting certain corporate governance policies. This Stipulation is conditioned upon the approval of the Common Pleas Court of the dismissal with prejudice of the Derivative Action against all defendants in the Derivative Action. Up to $200,000 of the Gross Settlement Fund (as defined below) may be payable to Derivative Plaintiff’s Counsel in connection with any award of attorneys’ fees or expenses by the Common Pleas Court in the Derivative Action.

G. The Defendants have denied, and continue to deny, for themselves and on behalf of their present and former assigns, affiliates, administrators, executors, successors, subsidiaries, corporate parents, related companies, and their present and/or former officers, directors, shareholders, employees, agents, representatives attorneys, experts and/or insurers, all allegations of wrongdoing, fault, liability or damage to Lead Plaintiffs and the Class; deny that they engaged in any wrongdoing; deny that they committed any violation of law; deny that they have committed any act or omission giving rise to any liability and/or violation of law; and deny that they have acted improperly in any way. Indeed, the Defendants believe that the Complaint has no merit. The Defendants have entered into this Stipulation to put the Settled Claims (as defined below) to rest finally and forever solely for the purpose of avoiding prolonged and expensive litigation, and the difficulties and substantial expense and drain on the Defendants, and their employees, that such litigation would entail, without acknowledging in any way that they caused any damage to Lead Plaintiffs and the Class or any fault, wrongdoing or liability whatsoever. It is understood and agreed that nothing contained herein shall be interpreted as an admission of any wrongdoing by the Defendants, and/or their present or former assigns, affiliates, administrators, executors, successors, subsidiaries, corporate parents, related companies, and their present and/or former officers, directors, shareholders, employees, agents, representatives attorneys, experts and/or insurers. Neither the settlement nor any of its terms, nor any of the settlement negotiations, disclosures, or proceedings relating thereto, shall constitute an admission or finding of wrongful conduct, acts or omissions, or shall be used for any purpose in any subsequent proceedings in any forum;

H. The parties to this Stipulation recognize that the litigation has been filed by plaintiffs and defended by Defendants in good faith and in conformance with Federal Rule of Civil Procedure 11, that the litigation is being voluntarily settled after mediation and advice of counsel, and that the terms of the settlement are fair, adequate and reasonable. This Stipulation shall not be construed or deemed to be a concession by any plaintiff of any infirmity in the claims asserted in the Action or a concession by any defendant of any infirmity in any defense asserted in the Action;

I. Plaintiffs’ Co-Lead Counsel have conducted an investigation relating to the claims and the underlying events and transactions alleged in the Complaint. Plaintiffs’ Co-Lead Counsel also have analyzed the evidence adduced during confirmatory discovery and have researched the applicable law with respect to the claims of Lead Plaintiffs and the Class against the Defendants and the potential defenses thereto;

J. With the assistance of retired United States District Judge Layn Phillips acting as a special mediator, Lead Plaintiffs, by their counsel, have conducted discussions and arm’s length negotiations with counsel for Defendants with respect to a compromise and settlement of the Action with a view to settling the issues in dispute and achieving the best relief possible consistent with the interests of the Class; and

K. Based upon their investigation and confirmatory discovery as set forth above, Plaintiffs’ Co-Lead Counsel have concluded that the terms and conditions of this Stipulation are fair, reasonable and adequate to Lead Plaintiffs and the Class, and in their best interests, and have agreed to settle the claims raised in the Action pursuant to the terms and provisions of this Stipulation, after considering (a) the substantial benefits that Lead Plaintiffs and the members of the Class will receive from settlement of the Action, (b) the attendant risks of litigation, and (c) the desirability of permitting the Settlement to be consummated as provided by the terms of this Stipulation.

NOW THEREFORE, without any admission or concession on the part of Lead Plaintiffs of any lack of merit of the Action whatsoever, and without any admission or concession of any liability or wrongdoing or lack of merit in the defenses whatsoever by Defendants, it is hereby STIPULATED AND AGREED, by and among the parties to this Stipulation, through their respective attorneys, subject to approval of the Court pursuant to Rule 23(e) of the Federal Rules of Civil Procedure, in consideration of the benefits flowing to the parties hereto from the Settlement, that all Settled Claims (as defined below) as against the Released Parties (as defined below) and all Settled Defendants’ Claims (as defined below) shall be compromised, settled, released and dismissed with prejudice, upon and subject to the following terms and conditions:

CERTAIN DEFINITIONS

1. As used in this Stipulation, the following terms shall have the following meanings:

(a) “Authorized Claimant” means a Class Member who submits a timely and valid Proof of Claim form to the Claims Administrator.

(b) “Cash Settlement Amount” means the amounts specified in Paragraph 6 hereof.

(c) “Claims Administrator” means the firm of The Garden City Group, Inc. which shall administer the Settlement.

(d) “Class” means, for the purposes of this Settlement only, all persons who purchased or otherwise acquired for consideration publicly-traded securities of Broadwing Inc. (“Broadwing”) during the period between January 17, 2001 and May 21, 2002, inclusive, and who were damaged thereby. Excluded from the Class are the Defendants, other directors and officers of Broadwing, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest. Also excluded from the Class are any putative Class Members who exclude themselves by filing a request for exclusion in accordance with the requirements set forth in the Notice.

(e) “Class Member” means a member of the Class.

(f) “Class Period” means, for the purposes of this Settlement only, the period of time from January 17, 2001 through and including May 21, 2002.

(g) “Defendants” means Cincinnati Bell, Broadwing, and the Individual Defendants.

(h) “Defendants’ Counsel” means the law firms of Frost Brown Todd LLC and Gibson, Dunn & Crutcher LLP.

(i) “Effective Date” means the date upon which the Settlement contemplated by this Stipulation shall become effective, as set forth in Paragraph 27 below.

(j) “Final,” with respect to the Order and Final Judgment or Alternative Judgment, means when the last of the following shall occur: (a) the expiration of three business days after the time to file a motion to alter or amend the Judgment under Federal Rule of Civil Procedure 59(e) has passed without any such motion having been filed; (b) the expiration of three business days after the time in which to appeal the Judgment has passed without any appeal having been taken; (c) the expiration of three business days after the denial of any motion to alter or amend the Judgment under Federal Rule of Civil Procedure 59(e); (d) the expiration of three business days after the date of final dismissal of any appeal from the Judgment, or the final dismissal of any proceeding on certiorari to review the Judgment; or (e) the expiration of three business days after the date of final affirmance on an appeal of the Judgment, including the expiration of the time to file a petition for a writ of certiorari, or the denial of a writ of certiorari to review the Judgment, and, if certiorari is granted, the date of final affirmance of the Judgment following review pursuant to that grant.

(k) “Gross Settlement Fund” means the Cash Settlement Amount plus any income or interest earned thereon.

(l) “Individual Defendants” means Richard G. Ellenberger and Kevin W. Mooney.

(m) “Net Settlement Fund” has the meaning defined in Paragraph 7 hereof.

(n) “Notice” means the Notice of Pendency of Class Action and Proposed Settlement, Motion for Attorneys’ Fees and Settlement Fairness Hearing, which is to be sent to members of the Class substantially in the form attached hereto as Exhibit 1 to Exhibit A.

(o) “Order and Final Judgment” means the proposed order to be entered approving the Settlement substantially in the form attached hereto as Exhibit B.

(p) “Order for Notice and Hearing” means the proposed order preliminarily approving the Settlement and directing notice thereof to the Class substantially in the form attached hereto as Exhibit A.

(q) “Plaintiffs’ Counsel” means Plaintiffs’ Co-Lead Counsel and all other counsel representing Class Member Plaintiffs in the Action.

(r) “Plaintiffs’ Co-Lead Counsel” means the law firms of Strauss & Troy, LPA and Milberg Weiss Bershad & Schulman LLP.

(s) “Publication Notice” means the summary notice of proposed Settlement and hearing for publication substantially in the form attached as Exhibit 3 to Exhibit A.

(t) “Released Parties” means the Defendants, their present or former heirs, assigns, affiliates, trustees, administrators, executors, successors, subsidiaries, general and limited partners, corporate parents, related companies, and their present and/or former officers, directors, shareholders, employees, agents, representatives, attorneys, accountants, auditors, experts, consultants, advisors, investment bankers, commercial bankers, and/or insurers.

(u) “Settled Claims” means any and all claims, debts, demands, rights or causes of action or liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys’ fees, expert or consulting fees, and any other costs, expenses or liability whatsoever, or injunctive, equitable or other relief), whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or un-accrued, liquidated or un-liquidated, at law or in equity, matured or un-matured, whether class or individual in nature, including both known claims and Unknown Claims (as defined below), (i) that have been asserted in this Action by the Class Members or any of them against any of the Released Parties, (ii) that have been or could have been asserted in any forum by the Class Members or any of them against any of the Released Parties which arise out of, relate in any way to or are based upon the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in the Complaint and which relate to the purchase, acquisition, holding or sale of Broadwing publicly-traded securities during the Class Period, or (iii) that have been or could have been asserted in this Action or any forum by the Class Members or any of them against any of the Released Parties, which arise out of or relate in any way to the defense or settlement of this Action. “Settled Claims” does not mean or include claims, if any, against the Released Parties arising under the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001, et seq. (“ERISA”) that are not common to all Class Members. “Settled Claims” also does not mean or include the claims brought in the stockholder derivative action captioned Jack Garlich v. Lawrence J. Bouman, et al., Case No. A03027290 (Court of Common Pleas, Hamilton County, Ohio), which are to be released in that action.

(v) “Settled Defendants’ Claims” means any and all claims, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, including both known claims and Unknown Claims, that have been or could have been asserted in the Action or any forum by the Defendants or any of them or the successors and assigns of any of them against any of the Lead Plaintiffs, Class Members or their attorneys, which arise out of or relate in any way to the institution, prosecution, or settlement of the Action (except for claims to enforce the Settlement).

(w) “Settlement” means the settlement contemplated by this Stipulation.

(x) “Unknown Claims” means any and all Settled Claims which any Lead Plaintiff or Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Parties, and any Settled Defendants’ Claims which any Defendant does not know or suspect to exist in his, her or its favor, which if known by him, her or it might have affected his, her or its decision(s) with respect to the Settlement. With respect to any and all Settled Claims and Settled Defendants’ Claims, the parties stipulate and agree that upon the Effective Date, the Lead Plaintiffs and the Defendants shall expressly waive, and each Class Member shall be deemed to have waived, and by operation of the Judgment shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Lead Plaintiffs and Defendants acknowledge, and Class Members by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of Settled Claims and Settled Defendants’ Claims was separately bargained for and was a key element of the Settlement.

SCOPE AND EFFECT OF SETTLEMENT

2. The obligations incurred pursuant to this Stipulation shall be in full and final disposition of the Action and any and all Settled Claims as against all Released Parties and any and all Settled Defendants’ Claims.

3. (a) Upon the Effective Date of this Settlement, Lead Plaintiffs and members of the Class on behalf of themselves, their heirs, executors, administrators, successors and assigns, shall, with respect to each and every Settled Claim, release and forever discharge, and shall forever be enjoined from prosecuting, any Settled Claims against any of the Released Parties.

(b) Upon the Effective Date of this Settlement, each of the Defendants, on behalf of themselves and the Released Parties, shall release and forever discharge each and every of the Settled Defendants’ Claims, and shall forever be enjoined from prosecuting the Settled Defendants’ Claims against Lead Plaintiffs, all Class Members and their counsel.

(c) Pending final determination of whether the Settlement should be approved, neither the Lead Plaintiff nor any members of the Class shall commence or maintain against the Defendants, or other Released Parties, any action or proceedings in any court or tribunal asserting any of the Settled Claims.

CERTIFICATION OF CLASS

4. Solely for the purposes of the Settlement and subject to approval by the Court, the parties agree that a Class, as defined above, shall be certified in the Action pursuant to Rule 23 of the Federal Rules of Civil Procedure as set forth in the Order for Notice and Hearing.

5. Any class certification pursuant to this Stipulation (including, without limitation, as set forth in the Order for Notice and Hearing and in the Order and Final Judgment), shall not constitute, in this or any other proceeding, an admission by any Defendant or a finding or evidence that any requirement for class certification is satisfied in this or any other action, except for the limited purposes related to this Stipulation. Should the Class not be certified as indicated or should any court amend the scope of the Class, Defendants can choose to void the Settlement and this Stipulation. The certification of any class shall be automatically rescinded if the Settlement is terminated by any party to the Action for any reason.

THE SETTLEMENT CONSIDERATION

6. Defendants shall pay $36,000,000 in cash (the “Cash Settlement Amount”) into escrow as follows:

(a) Within thirty (30) days following the execution in full of this Stipulation, Defendants’ Insurers shall deposit $32,000,000 in cash into an interest-bearing escrow account designated by Plaintiffs’ Co-Lead Counsel (“Escrow Account”), pursuant to an Escrow Agreement. Within ten (10) days following the execution in full of this Stipulation, Plaintiffs’ Co-Lead Counsel shall provide wire transfer instructions to the counsel for Defendants’ Insurers identified in Paragraph 14 of the Escrow Agreement. In the event that any of the Insurers do not fund their respective share of this Settlement within thirty (30) days following the execution of the Stipulation, each of the parties shall have the right to terminate this Settlement.

(b) Within five (5) business days following the execution in full of this Stipulation, Cincinnati Bell shall deposit $4,000,000 in cash into the Escrow Account. Within one (1) business day following the execution in full of this Stipulation, Plaintiffs’ Co-Lead Counsel shall provide wire transfer instructions to Defendants’ Counsel. In the event that Cincinnati Bell does not fund its share of this Settlement within five (5) business days following the execution of the Stipulation, each of the parties shall have the right to terminate this Settlement.

(c) The Cash Settlement Amount and any income or interest earned thereon shall be the “Gross Settlement Fund.”

(d) In addition to their $32,000,000 share of the Cash Settlement Amount, Defendants’ Insurers also will deposit $300,000 in cash into the Escrow Account to fund the cost of notice and administration of the settlement (the “Administration Fund”). The Administration Fund and Gross Settlement Fund will be maintained in separate internal accounts within the Escrow Account. All reasonable costs and expenses of class and derivative notice and administration of the settlement shall be paid from the Administration Fund as directed by Plaintiffs’ Co-Lead Counsel. The Administration Fund, less any amounts incurred and/or paid for notice and administration, shall revert to the persons making the deposits. Any notice and administration costs incurred above and beyond the $300,000 Administration Fund shall be paid out of the Gross Settlement Fund.

7. (a) Upon the Effective Date, the Gross Settlement Fund, net of any Taxes (as defined below) on the income thereof, shall be used to pay (i) any notice and administration costs incurred above and beyond the $300,000 Administration Fund referred to in Paragraph 6 above; (ii) the attorneys’ fee and expense award referred to in Paragraph 10 hereof, and (iii) the attorneys’ fee and expenses awarded to Derivative Plaintiff’s Counsel by the Court of Common Pleas, which is not to exceed $200,000. The balance of the Gross Settlement Fund after the above payments shall be the “Net Settlement Fund.” The Net Settlement Fund shall be distributed to the Authorized Claimants as provided in Paragraphs 12-22 hereof. Any sums required to be held in escrow prior to the Effective Date shall be held by Strauss & Troy, LPA as escrow agent. Except as provided for in Paragraph 29(d) below, all funds held by the escrow agent shall be deemed to be in the custody of the Court and shall remain subject to the jurisdiction of the Court until such time as the funds shall be distributed or returned to the persons paying the same pursuant to this Stipulation and/or further order of the Court. The escrow agent shall invest any funds in excess of $100,000 in short term United States Agency or Treasury Securities (or a mutual fund invested solely in such instruments), and shall collect and reinvest all interest accrued thereon. Any funds held in escrow in an amount of less than $100,000 may be held in a bank account insured by the FDIC. The parties hereto agree that the Settlement Fund is intended to be a Qualified Settlement Fund within the meaning of Treasury Regulation § 1.468B-1 and that The Garden City Group, Inc., as administrator of the Settlement Fund within the meaning of Treasury Regulation §1.468B-2(k)(3), shall be responsible for filing tax returns for the Settlement Fund and paying from the Settlement Fund any Taxes paid or payable with respect to the Settlement Fund. The parties hereto agree that the Settlement Fund shall be treated as a Qualified Settlement Fund from the earliest date possible, and agree to any relation-back election required to treat the Settlement Fund as a Qualified Settlement Fund from the earliest date possible. Counsel for Defendants agree to cooperate in providing to the escrow agent the statement described in Treasury Regulation § 1.468B-3(e).

(b) All (i) taxes on the income of the Gross Settlement Fund and (ii) expenses and costs incurred in connection with the taxation of the Gross Settlement Fund (including, without limitation, expenses of tax attorneys and accountants) (collectively “Taxes”) shall be paid out of the Gross Settlement Fund, shall be considered to be a cost of administration of the settlement and shall be timely paid by the escrow agent without prior Order of the Court. Neither Defendants nor Defendants’ Counsel shall have any obligation or responsibility with respect to the payment of any Taxes on the Gross Settlement Fund.

ADMINISTRATION

8. The Claims Administrator shall administer the Settlement subject to the jurisdiction of the Court. Except as stated in Paragraph 16 hereof, Defendants shall have no responsibility for the administration of the Settlement and shall have no liability to the Class in connection with such administration. Plaintiffs’ Co-Lead Counsel shall cause the Claims Administrator to mail the Notice and Proof of Claim to those members of the Class who can be identified through reasonable effort. Defendants shall provide their reasonable cooperation with Plaintiffs’ Co-Lead Counsel in order to obtain, to the extent practicable, the transfer records for publicly-traded securities of Broadwing during the Class Period. Plaintiffs’ Co-Lead Counsel agree to publish the Publication Notice of the pendency of the Action and proposed Settlement once in the national edition of the Wall Street Journal within ten (10) days of the mailing of the Notice.

9. Plaintiffs’ Co-Lead Counsel will apply to the Court for a provision in the Order for Notice and Hearing to allow, prior to the Effective Date, payment from the Administration Fund of the fees and expenses of the Claims Administrator approved by both Plaintiffs’ Co-Lead Counsel and Defendants’ Counsel. Such fees and expenses may include the reasonable costs and expenses associated with identifying members of the Class and effecting mail Notice and Publication Notice to the Class, and the administration of the Settlement, including without limitation, the actual costs of publication, printing and mailing the Notice, reimbursements to nominee owners for out-of-pocket expenses in forwarding notice to their beneficial owners, and the administrative expenses incurred and fees charged by the Claims Administrator in connection with providing notice and processing the submitted claims. Upon the Effective Date of the Settlement, reasonable class and derivative notice and administration costs incurred above and beyond the $300,000 Administration Fund may be paid from the Gross Settlement Fund. Prior to the Effective Date of the Settlement, class and derivative notice and administration costs incurred above and beyond the $300,000 Administration Fund may not be paid from the Gross Settlement Fund unless Plaintiffs’ Co-Lead Counsel demonstrates good cause and obtains the approval of the Defendants, which shall not be unreasonably withheld, or the approval of the Court upon notice to the Defendants.

ATTORNEYS’ FEES AND EXPENSES

10. Plaintiffs’ Co-Lead Counsel will apply to the Court for an award from the Gross Settlement Fund of attorneys’ fees and reimbursement of expenses. Such amounts as are awarded by the Court shall be payable from the Gross Settlement Fund to Plaintiffs’ Co-Lead Counsel upon the Effective Date of the Settlement.

DISTRIBUTION TO AUTHORIZED CLAIMANTS

11. The Claims Administrator shall determine each Authorized Claimant’s pro rata share of the Net Settlement Fund based upon each Authorized Claimant’s Recognized Claim (as defined in the Plan of Allocation described in the Notice annexed hereto as Exhibit 1 to Exhibit A, or in such other Plan of Allocation as the Court approves).

12. The Plan of Allocation proposed in the Notice is not a necessary term of this Stipulation and it is not a condition of this Stipulation that any particular Plan of Allocation be approved.

13. Each Authorized Claimant shall be allocated a pro rata share of the Net Settlement Fund based on his or her Recognized Claim compared to the total Recognized Claims of all accepted claimants. This is not a claims-made settlement. The Defendants shall not be entitled to get back any of the Gross Settlement Fund once the Settlement becomes final. The Defendants shall have no involvement in reviewing or challenging claims.

14. Plaintiffs’ Co-Lead Counsel will apply to the Court, on notice to Defendants’ Counsel, for an order (the “Class Distribution Order”) approving the Claims Administrator’s administrative determinations concerning the acceptance and rejection of the claims submitted herein and, if the Effective Date has occurred, directing payment of the Net Settlement Fund to Authorized Claimants.

ADMINISTRATION OF THE SETTLEMENT

15. Any member of the Class who does not submit a valid Proof of Claim will not be entitled to receive any of the proceeds from the Net Settlement Fund but will otherwise be bound by all of the terms of this Stipulation and the Settlement, including the terms of the Judgment to be entered in the Action and the releases provided for herein, and will be barred from bringing any action against the Released Parties concerning the Settled Claims.

16. Plaintiffs’ Co-Lead Counsel shall be responsible for monitoring the administration of the Settlement and the disbursement of the Net Settlement Fund by the Claims Administrator. Except for their obligation to pay the Settlement Amount and to fund the Administration Fund, and to cooperate to the extent practicable in the production of information with respect to the identification of Class Members from Broadwing’s shareholder transfer records, as provided herein, Defendants shall have no liability, obligation or responsibility for the administration of the Settlement, the disbursement of the Net Settlement Fund or the reviewing or challenging of claims of members of the Class. The allocation of the Net Settlement Fund among the Class Members shall be subject to a reasonable plan of allocation proposed by Plaintiffs’ Co-Lead Counsel and approved by the Court. Plaintiffs’ Co-Lead Counsel shall have the right, but not the obligation, to advise the Claims Administrator to waive what Plaintiffs’ Co-Lead Counsel deem to be formal or technical defects in any Proofs of Claim submitted in the interests of achieving substantial justice. Defendants will take no position with respect to such proposed plan of allocation; such plan of allocation is a matter separate and apart from the proposed Settlement between the parties and any decision by the Court concerning the plan of allocation shall not affect the validity or finality of the proposed Settlement.

17. For purposes of determining the extent, if any, to which a Class Member shall be entitled to be treated as an “Authorized Claimant”, the following conditions shall apply:

(a) Each Class Member shall be required to submit a Proof of Claim (see attached Exhibit 2 to Exhibit A), supported by such documents as are designated therein, including proof of the transactions claimed and the losses incurred thereon, or such other documents or proof as the Claims Administrator, in its discretion may deem acceptable;

(b) All Proofs of Claim must be submitted by the date specified in the Notice unless such period is extended by Order of the Court. Any Class Member who fails to submit a Proof of Claim by such date shall be forever barred from receiving any payment pursuant to this Stipulation (unless, by Order of the Court, a later submitted Proof of Claim by such Class Member is approved), but shall in all other respects be bound by all of the terms of this Stipulation and the Settlement including the terms of the Judgment to be entered in the Action and the releases provided for herein, and will be barred from bringing any action against the Released Parties concerning the Settled Claims. Provided that it is received before the motion for the Class Distribution Order is filed, a Proof of Claim shall be deemed to have been submitted when posted, if received with a postmark indicated on the envelope and if mailed by first-class mail and addressed in accordance with the instructions thereon. In all other cases, the Proof of Claim shall be deemed to have been submitted when actually received by the Claims Administrator;

(c) Each Proof of Claim shall be submitted to and reviewed by the Claims Administrator, who shall determine in accordance with this Stipulation and the approved Plan of Allocation the extent, if any, to which each claim shall be allowed, subject to review by the Court pursuant to subparagraph (e) below;

(d) Proofs of Claim that do not meet the submission requirements may be rejected. Prior to rejection of a Proof of Claim, the Claims Administrator shall communicate with the Claimant in order to attempt to remedy the curable deficiencies in the Proofs of Claim submitted. The Claims Administrator shall notify, in a timely fashion and in writing, each Claimant whose Proofs of Claim they propose to reject in whole or in part, setting forth the reasons therefor, and shall indicate in such notice that the Claimant whose claim is to be rejected has the right to a review by the Court if the Claimant so desires and complies with the requirements of subparagraph (e) below;

(e) If any Claimant whose claim has been rejected in whole or in part desires to contest such rejection, the Claimant must, within twenty (20) days after the date of mailing of the notice required in subparagraph (d) above, serve upon the Claims Administrator a notice and statement of reasons indicating the Claimant’s grounds for contesting the rejection along with any supporting documentation, and requesting a review thereof by the Court. If a dispute concerning a claim cannot be otherwise resolved, Plaintiffs’ Co-Lead Counsel shall thereafter present the request for review to the Court; and

(f) The administrative determinations of the Claims Administrator accepting and rejecting claims shall be presented to the Court, on notice to Defendants’ Counsel, for approval by the Court in the Class Distribution Order.

18. Each Claimant shall be deemed to have submitted to the jurisdiction of the Court with respect to the Claimant’s claim, and the claim will be subject to investigation and discovery under the Federal Rules of Civil Procedure, provided that such investigation and discovery shall be limited to that Claimant’s status as a Class Member and the validity and amount of the Claimant’s claim. No discovery shall be allowed on the merits of the Action or Settlement in connection with processing of the Proofs of Claim.

19. Payment pursuant to this Stipulation shall be deemed final and conclusive against all Class Members. All Class Members whose claims are not approved by the Court shall be barred from participating in distributions from the Net Settlement Fund, but otherwise shall be bound by all of the terms of this Stipulation and the Settlement, including the terms of the Judgment to be entered in the Action and the releases provided for herein, and will be barred from bringing any action against the Released Parties concerning the Settled Claims.

20. All proceedings with respect to the administration, processing and determination of claims described by Paragraph 17 of this Stipulation and the determination of all controversies relating thereto, including disputed questions of law and fact with respect to the validity of claims, shall be subject to the jurisdiction of the Court.

21. Any member of the Class wishing to be excluded from the Class shall mail a written request for exclusion, in the manner set forth in the Notice attached hereto as Exhibit 1 to Exhibit A.

22. The Net Settlement Fund shall be distributed to Authorized Claimants by the Claims Administrator only after the Effective Date and after: (i) all Claims have been processed, and all Claimants whose Claims have been rejected or disallowed, in whole or in part, have been notified and provided the opportunity to be heard concerning such rejection or disallowance; (ii) all objections with respect to all rejected or disallowed claims have been resolved by the Court, and all appeals therefrom have been resolved or the time therefor has expired; (iii) all matters with respect to attorneys’ fees, costs, and disbursements have been resolved by the Court, all appeals therefrom have been resolved or the time therefor has expired; and (iv) all costs of administration have been paid.

TERMS OF ORDER FOR NOTICE AND HEARING

23. Promptly after this Stipulation has been fully executed, Plaintiffs’ Co-Lead Counsel and Defendants’ Counsel jointly shall apply to the Court for entry of an Order for Notice and Hearing, substantially in the form annexed hereto as Exhibit A.

TERMS OF ORDER AND FINAL JUDGMENT

24. If the Court grants final approval of the Settlement contemplated by this Stipulation, counsel for the parties shall request that the Court enter an Order and Final Judgment substantially in the form annexed hereto as Exhibit B.

RELEASE

25. The Order and Final Judgment shall operate as a binding release on all Class Members who do not properly exclude themselves from the Class in the manner set forth in the Notice attached hereto as Exhibit 1 to Exhibit A.

SUPPLEMENTAL AGREEMENT

26. Simultaneously herewith, Plaintiffs’ Co-Lead Counsel and Defendants’ Counsel are executing a “Supplemental Agreement” setting forth certain conditions under which this Settlement may be withdrawn or terminated by Defendants. The Supplemental Agreement shall not be filed unless a dispute arises as to its terms. In the event of a withdrawal or termination of this Settlement pursuant to the Supplemental Agreement, this Stipulation shall become null and void and of no further force and effect and the provisions of Paragraph 29 shall apply.

EFFECTIVE DATE OF SETTLEMENT, WAIVER OR TERMINATION

27. The “Effective Date” of Settlement shall be the date when all the following shall have occurred:

(a) entry of the Order for Notice and Hearing in all material respects in the form annexed hereto as Exhibit A;

(b) approval by the Court of the Settlement, following notice to the Class and a hearing, as prescribed by Rule 23 of the Federal Rules of Civil Procedure;

(c) entry by the Court of an Order and Final Judgment, substantially in the form set forth in Exhibit B annexed hereto, and such Judgment becomes Final (as defined above), or, in the event that the Court enters an order and final judgment in a form other than that provided in Exhibit B annexed hereto (“Alternative Judgment”) and none of the parties hereto elect to terminate this Settlement, when the Alternative Judgment becomes Final (as defined above); and

(d) entry of a judgment dismissing with prejudice the Derivative Action, and the expiration of time for any motion, appeal or review relating to such judgment, or if any motion, appeal or review is filed and not dismissed or denied, after such judgment is upheld on appeal in all material respects and is no longer subject to further review.

28. Defendants’ Counsel or Plaintiffs’ Co-Lead Counsel shall have the right to terminate the Settlement and this Stipulation by providing written notice of their election to do so to all other parties hereto within thirty (30) days of: (a) the date the Court declines to enter the Order for Notice and Hearing in any material respect; (b) the date the Court refuses to approve this Stipulation or any material part of it including but not limited to the definition and certification of the Class set forth herein; (c) the date the Court declines to enter the Order and Final Judgment in any material respect; (d) the date upon which the Order and Final Judgment is modified or reversed in any material respect by the Court of Appeals or the Supreme Court; or (e) the date upon which an Alternative Judgment is modified or reversed in any material respect by the Court of Appeals or the Supreme Court.

29. Except as otherwise provided herein, in the event the Settlement is terminated or fails to become effective for any reason, then the parties to this Stipulation shall be deemed to have reverted to their respective status in the Action as of April 28, 2006 and, except as otherwise expressly provided, the parties shall proceed in all respects as if this Stipulation and any related orders had not been entered. Thus, in the event the Settlement or this Stipulation is terminated or fails to become effective for any reason:

(a) All negotiations, proceedings, documents prepared and statements made in connection herewith shall be without prejudice to the parties, shall not be deemed or construed to be an admission by any party of any act, matter or proposition and shall not be used in any manner for any purpose in any subsequent proceedings in the Action or in any action or proceedings;

(b) Except for this Paragraph 29, this Stipulation shall have no further force and effect with respect to any party in the Action, and shall not be used in the Action or any other proceeding for any purpose;

(c) Any signatory to this Stipulation may elect to move the Court to vacate any and all judgments and orders, including any order certifying the Class, entered by the Court pursuant to the provisions of this Stipulation, and none of the non-moving parties (or their counsel) shall oppose any such motion; and

(d) All amounts previously paid by Defendants and/or their insurers, whether for the Cash Settlement Amount or the Administration Fund, together with any interest earned thereon, less any Taxes paid or payable with respect to such income, and less costs of notice and actually incurred and paid or payable from the Administration Fund, shall be returned to the persons paying the same. All amounts paid for the Cash Settlement Amount, together with any interest earned thereon and less any Taxes paid or payable with respect to such income, shall be returned to Cincinnati Bell and Defendants’ Insurers in proportion to their initial contributions to the Cash Settlement Amount. All amounts paid for the Administration Fund, together with any interest earned thereon, less any Taxes paid or payable with respect to such income, and less notice and administration costs paid or payable, shall be returned to the Defendants’ Insurer making the initial $300,000 contribution to the Administration Fund.

NO ADMISSION OF WRONGDOING

30. This Stipulation, whether or not consummated, and any proceedings taken pursuant to it:

(a) shall not be described as, construed as, offered or received against the Defendants as evidence of or construed as or deemed to be evidence of any presumption, concession, or admission by any of the Defendants with respect to the truth of any fact alleged by any of the plaintiffs or the validity of any claim that has been or could have been asserted in the Action or in any litigation, or the deficiency of any defense that has been or could have been asserted in the Action or in any litigation, or of any liability, negligence, fault, or wrongdoing of the Defendants;

(b) shall not be described as, construed as, offered or received against the Defendants as evidence of and/or deemed to be evidence of any presumption, concession or admission of any fault, breach of duty, wrongful act, misrepresentation or omission with respect to any statement or written document approved or made by any Defendant;

(c) shall not be described as, construed as, offered or received against the Defendants as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing, or in any way referred to for any other reason as against any of the Defendants, in any other civil, criminal or administrative action or proceeding; provided, however, that (i) if it is necessary to refer to this Stipulation to effectuate the provisions of this Stipulation, it may be referred to in such proceedings; and (ii) if this Stipulation is approved by the Court, Defendants may refer to it to effectuate the liability protection granted them hereunder;

(d) shall not be described as or construed against the Defendants as an admission or concession that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial; and

(e) shall not be construed as or received in evidence as an admission, concession or presumption against Lead Plaintiffs or any of the Class Members that any of their claims are without merit, or that any defenses asserted by the Defendants have any merit, or that damages recoverable under the Complaint would not have exceeded the Gross Settlement Fund.

MISCELLANEOUS PROVISIONS

31. All of the exhibits attached hereto are hereby incorporated by reference as though fully set forth herein.

32. Each Defendant contributing to the Settlement Amount warrants as to himself or itself that, as to the payments made by or on behalf of him or it, at the time of such payment that the Defendant made or caused to be made pursuant to Paragraph 6 above, he or it was not insolvent, nor did nor will the payment required to be made by or on behalf of him or it render such Defendant insolvent, within the meaning of and/or for the purposes of the United States Bankruptcy Code, including §§ 101 and 547 thereof. This warranty is made by each such Defendant and not by such Defendant’s Counsel.

33. If a case is commenced in respect of any Defendant contributing to the Settlement Amount (or any insurer contributing funds to the Cash Settlement Amount on behalf of any Defendant) under Title 11 of the United States Code (Bankruptcy), or a trustee, receiver or conservator is appointed under any similar law, and in the event of the entry of a final order of a court of competent jurisdiction determining the transfer of money to the Gross Settlement Fund or any portion thereof by or on behalf of such Defendant to be a preference, voidable transfer, fraudulent transfer or similar transaction and any portion thereof is required to be returned, and such amount is not promptly deposited to the Gross Settlement Fund by others, then, at the election of Plaintiffs’ Co-Lead Counsel, the parties shall jointly move the Court to vacate and set aside the releases given and Judgment entered in favor of the Defendants pursuant to this Stipulation, which releases and Judgment shall be null and void, and the parties shall be restored to their respective positions in the litigation as of the date a day prior to the date of this Stipulation and any cash amounts in the Gross Settlement Fund shall be returned as provided in Paragraph 29 above.

34. The parties to this Stipulation intend the Settlement to be a final and complete resolution of all disputes asserted or which could be asserted by the Class Members against the Released Parties with respect to the Settled Claims. Accordingly, Lead Plaintiffs and Defendants agree not to assert in any forum that the litigation was brought by plaintiffs or defended by Defendants in bad faith or without a reasonable basis. The parties hereto shall assert no claims of any violation of Rule 11 of the Federal Rules of Civil Procedure relating to the prosecution, defense, or settlement of the Action. The parties agree that the amount paid and the other terms of the Settlement were negotiated at arm’s length in good faith by the parties, and reflect a settlement that was reached voluntarily after consultation with experienced legal counsel.

35. This Stipulation may not be modified or amended, nor may any of its provisions be waived except by a writing signed by all parties hereto or their successors-in-interest.

36. The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

37. The administration and consummation of the Settlement as embodied in this Stipulation shall be under the authority of the Court and the Court shall retain jurisdiction for the purpose of entering orders providing for awards of attorneys’ fees and expenses to Plaintiffs’ Counsel and enforcing the terms of this Stipulation.

38. The waiver by one party of any breach of this Stipulation by any other party shall not be deemed a waiver of any other prior or subsequent breach of this Stipulation.

39. This Stipulation and its exhibits and the Supplemental Agreement constitute the entire agreement among the parties hereto concerning the Settlement of the Action, and no representations, warranties, or inducements have been made by any party hereto concerning this Stipulation and its exhibits and the Supplemental Agreement other than those contained and memorialized in such documents.

40. This Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument.

41. This Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the parties hereto.

42. The construction, interpretation, operation, effect and validity of this Stipulation, and all documents necessary to effectuate it, shall be governed by the internal laws of the State of Ohio without regard to conflicts of laws, except to the extent that federal law requires that federal law governs.

43. This Stipulation shall not be construed more strictly against one party than another merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the parties, it being recognized that it is the result of arm’s-length negotiations between the parties and all parties have contributed substantially and materially to the preparation of this Stipulation.

44. All counsel and any other person executing this Stipulation and any of the exhibits hereto, or any related settlement documents, warrant and represent that they have the full authority to do so and that they have the authority to take appropriate action required or permitted to be taken pursuant to the Stipulation to effectuate its terms.

45. Plaintiffs’ Co-Lead Counsel and Defendants’ Counsel agree to cooperate fully with one another in seeking Court approval of the Order for Notice and Hearing, the Stipulation and the Settlement, and to promptly agree upon and execute all such other documentation as may be reasonably required to obtain final approval by the Court of the Settlement.

DATED: , 2006	DATED: , 2006

STRAUSS & TROY, LPA	MILBERG WEISS BERSHAD & SCHULMAN LLP

By:	By:
Richard S. Wayne (0022390)	Brad Friedman
William R. Jacobs (0022400)	Brian C. Kerr
Matthew R. Chasar (0075191)	One Pennsylvania Plaza
The Federal Reserve Building 150 East Fourth Street Cincinnati, Ohio 45202-4018 Telephone: (513) 621-2140 Facsimile: (513) 241-8259	New York, New York 10119-0165 Telephone: (212) 594-5300 Facsimile: (212) 868-1229 Plaintiffs’ Co-Lead Counsel

Plaintiffs’ Co-Lead Counsel

DATED: , 2006	DATED: , 2006

FROST BROWN TODD LLC	GIBSON, DUNN & CRUTCHER LLP

By:	By:
Grant S. Cowan (0029667)	Robert F. Serio
Douglas E. Hart (0005600)	Aric H. Wu
2200 PNC Center 201 East Fifth Street Cincinnati, Ohio 45202-4182 Telephone: (513) 651-6745 Facsimile: (513) 651-6981	200 Park Avenue, 47th Floor New York, New York 10166-0193 Telephone: (212) 351-4000 Facsimile: (212) 351-4035 Defendants’ Co-Counsel
Defendants’ Co-Counsel

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